Filed by: Pavilion Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Defiance Financial Corp.
Commission File No.:0-26850

March 4, 2008

Dear Bank of Lenawee Commercial Loan Customer,

As you may already know, Bank of Lenawee will become First Federal Bank at the close of business on Friday, March 14, 2008, pending expected shareholder approval. What does this mean to you? First, it means your business loan accounts will automatically transfer to First Federal Bank after the close of business on March 14. Second, it means First Federal Bank will work diligently to earn your trust and provide the best service, the most innovative products and the business-friendly solutions you need!

In the meantime, here are a few important notes about your loan:
1.)	First Federal Bank will honor the terms and interest rate arrangements in place with your current Bank of Lenawee loan. The payments, payment due dates and grace period will remain the same as well.
2.)	All commercial loan customers, including those using coupon books, will be receiving a loan statement in the mail, which will be sent to you approximately ten days before the payment due date.
3.)	If you currently make automatic payments your payments will continue to be made electronically, however you will also receive a paper statement every month to help you track your loan payments.

At First Federal Bank, we have a special interest in business customers. We think you’ll find our products beneficial and our customer service superior. If you have any questions, please feel free to call your local commercial lender.

We look forward to working with you.

Sincerely,

Jeffrey D. Vereecke
Northern Market President
First Federal Bank

601 Clinton Street s Defiance OH 43512
www.first-fed.coms  Phone: 1-800-472-6292  or  (419)782-5015
Member FDIC

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                   First Defiance filed with the SEC (i) a Registration Statement on Form S-4 on December 12, 2007 and as amended on January 31, 2008 and (ii) a Rule 424(b)(3) prospectus/proxy statement on February 8, 2008, each concerning the merger of Pavilion Bancorp, Inc. into First Defiance (the “Merger”).  WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Defiance are available free of charge from the Secretary of First Defiance at 601 Clinton Street, Defiance, Ohio 43512, telephone (419) 782-5015.  INVESTORS SHOULD READ THE FORM S-4 AND PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.  Copies of all recent proxy statements and annual reports of First Defiance are also available free of charge by contacting First Defiance’s secretary.

            First Defiance, Pavilion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger.  Additional information about the directors and executive officers of First Defiance may be obtained through the SEC’s website from the definitive proxy statement filed by First Defiance with the SEC on March 20, 2007.  Additional information about the directors and executive officers of Pavilion may be obtained through the SEC’s website from the definitive proxy statement filed by Pavilion with the SEC on March 20, 2007.  Additional information about participants in the proxy solicitation and their interests in the transaction is contained in the joint prospectus/proxy statement filed with the SEC.

Filed by: Pavilion Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Defiance Financial Corp.
Commission File No.:0-26850

March 4, 2008

Dear Bank of Lenawee Online Express Customer,

As you may already know, pending shareholder approval, Bank of Lenawee will become First Federal Bank at the close of business on Friday, March 14, 2008.  We would like to welcome you to First Federal Bank’s OnLine Banking and Bill Pay service!  Below are some important notes about the conversion weekend and information on how to log in to First Federal Bank’s OnLine Banking and Bill Pay service.

WHAT TO EXPECT DURING THE CONVERSION TO FIRST FEDERAL BANK
All functions of Bank of Lenawee’s Online Express Banking will be unavailable beginning Thursday, March 13th at 7:30 p.m. The Online Express Bill Pay service will cut off on Tuesday, March 11th at 5:00 p.m. in order for all scheduled electronic Bill Pay transactions to be completed before the conversion.

LOGGING IN TO FIRST FEDERAL BANK’S ONLINE BANKING THE FIRST TIME
IMPORTANT NOTE:YOU CAN BEGIN USING THIS SERVICE ON MONDAY, MARCH 17 at 8:00 A.M.  Your deposit accounts will be available to view on Monday, March 17th, and your loan accounts will be added on Tuesday March 18th.  To make it easier for you to get started with First Federal Bank’s OnLine Banking, we will pre- register you for the OnLine Banking service.

The first time you want to use OnLine Banking, simply do the following:
1.	Go to www.first-fed.com and locate the green login box on the left side of the home page.
2.	In the USER ID box, enter the same User ID you used with your Bank of Lenawee Online Express account.
3.	For the password, enter the last four numbers of the primary account holder’s social security number or Tax ID number.
4.
At this point, you will be prompted to change your password. Please keep in mind that passwords are “case sensitive.”  Your password must be 6 to14 characters in length and contain 1 number and 1 letter.

5.
First Federal Bank also has a multi-layer security system to help protect your identity and account information even more. You will be requested to select 3 “Challenge Questions” that you are required to answer whenever you need to login to OnLine Banking from a different computer. You need to select one question from each of the three question categories. Simply click on the question and then answer it, then move to the next category. You will then be asked to verify your questions and your email address.

6.
The next step in the security process is to follow the prompts to “enroll” the computer you use most to do your online banking. If you do not enroll your computer, you will be asked the challenge questions each time you log in from that computer.

601 Clinton Street s Defiance OH 43512
www.first-fed.coms  Phone: 1-800-472-6292  or  (419)782-5015
Member FDIC

2

After following these steps, you should be able to log in and have full access to your new First Federal Bank accounts. To view a demo of all the features of OnLine Banking, click the VIEW DEMO link in the green login box on the home page. If you have any trouble, you can click the HELP button for explanations, or you can click on the EMAIL button to contact us at onlinebanking@first-fed.com.

Special note: If you have any scheduled internal transfers (for example, a monthly automatic transfer from your checking to savings account), you will need to re-set those. Any balance notifications you have set up (for example, to alert you when your account falls below a certain level) will also have to be re-set.

USING ONLINE BILL PAY THE FIRST TIME
First Federal Bank offers OnLine Bill Pay at no charge (a $5.95 monthly fee applies only if your account is dormant for more than 90 consecutive days).  No more checks to write and you’ll save on postage stamps, envelopes and trips to the post office! If you are already an Online Express Bill Pay customer with Bank of Lenawee, your payee information will transfer over to your First Federal Bank Bill Pay account with no action needed on your part. To get started, just log in to OnLine Banking and click on the Bill Payment button. You may then want to click on the Bill Pay demo button to familiarize yourself with all the user-friendly Bill Pay services now at your fingertips.

If you have any questions, please call our Internet Services Department toll free at
1-800-472-6292, ext. 22334 or send an email to onlinebanking@first-fed.com and we will be happy to assist you.  We hope you enjoy using First Federal’s OnLine Banking and Bill Pay services.

Sincerely,

Nancy Homan
Internet Banking Manager
First Federal Bank

P.S. If you are a Quicken user, there are special instructions to assist you with the conversion so your account information will download correctly. Please send a request after March 17th to onlinebanking@first-fed.com and we will email the instructions to you.

601 Clinton Street s Defiance OH 43512
www.first-fed.coms  Phone: 1-800-472-6292  or  (419)782-5015
Member FDIC

This communication shall not constitute an offer to sell or the solicitation of and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

 First Defiance filed with the SEC (i) a Registration Statement on Form S-4 on December 12, 2007 and as amended on January 31, 2008 and (ii) a Rule 424(b)(3) prospectus/proxy statement on February 8, 2008, each concerning the merger of Pavilion Bancorp, Inc. into First Defiance (the “Merger”).  WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Defiance are available free of charge from the Secretary of First Defiance at 601 Clinton Street, Defiance, Ohio 43512, telephone (419) 782-5015.  INVESTORS SHOULD READ THE FORM S-4 AND PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.  Copies of all recent proxy statements and annual reports of First Defiance are also available free of charge by contacting First Defiance’s secretary.

First Defiance, Pavilion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger.  Additional information about the directors and executive officers of First Defiance may be obtained through the SEC’s website from the definitive proxy statement filed by First Defiance with the SEC on March 20, 2007.  Additional information about the directors and executive officers of Pavilion may be obtained through the SEC’s website from the definitive proxy statement filed by Pavilion with the SEC on March 20, 2007.  Additional information about participants in the proxy solicitation and their interests in the transaction is contained in the joint prospectus/proxy statement filed with the SEC.